VIA FACSIMILE AND U.S. MAIL


December 30, 2005

Ben A. van der Klift
Corporate Director of Finance
Arcadis N.V.
Utrechtseweg 68, 6812 AH Arnhem,
the Netherlands

	RE:	Form 20-F for Fiscal Year Ended December 31, 2004
      File No. 0-22628

Dear Mr. van der Klift:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions may be included in your future filings.
Some of our comments refer to US GAAP literature. If your accounting under IFRS differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US
GAAP reconciliation note.




Item 3 - Key Information

A. Selected Financial Data, page 1

2. Please provide the exchange rate as of the most recent practicable date before you filed your Form 20-F on June 13, 2005 and the high and low exchange rates for the previous six months pursuant to Item
3.A.3(a)-(b) of Form 20-F.

Item 5 - Operating and Financial Review and Prospects, page 13

A. Operating Results, page 13

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 20

3. Throughout your discussion of results of operations, you refer to
consolidated operating income excluding restructuring charges and before amortization of goodwill and intangibles. You also discuss revenues excluding exchange rate differences and net income excluding
currency effects and restructuring charges.   It is unclear
whether
these non-GAAP measures were expressly permitted under Dutch GAAP. We note that you continue to disclose similar measures, including EBITA, after your adoption of IFRS. If your intend to include discussion of such measures in your next Form 20-F, please tell us whether you believe such measures are non-GAAP measures under Item 10(e)(3) of Regulation S-K and, if so, how such disclosures satisfy the requirements of Item 10(e) of Regulation S-K. Please also note that non-GAAP performance measures should be reconciled to net income.

F. Tabular Disclosure of Contractual Obligations, page 31

4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and planned funding of pension benefit obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to note
46 of SEC Release 33-8350.

Item 9 - The Offer and Listing, page 43

5. Please disclose the annual high and low market prices for the five most recent full financial years pursuant to Item 9A.4(a) of Form
20-
F. Please also provide the most recent six months prior to filing your Form 20-F.




Financial Statements

Note 3 - Segment Information, page F-12

6. We note that due to the lack of differentiation in the type of services provided to the various service areas, you do not consider the service areas to constitute separate reportable segments. We assume that infrastructure, environment, buildings and communications customers are serviced by separate operating segments as defined by paragraph 10 of SFAS 131. If so, please note that similarity of services is only one of several characteristics that must be shared by operating segments for aggregation into a single reportable segment to be appropriate. Please refer to paragraph 17 of SFAS 131, and provide us with additional information, including an analysis of the similarity of economic factors such as margins, to help us understand the appropriateness of your segment disclosure.

If the four service areas are not served by separate operating segments, please provide us with additional information to help us understand your operating segments. Identify your operating segments and address each of the factors defining an operating segment in paragraph 10 of SFAS 131. Please tell us whether the chief operating decision maker is provided with operating results by service area. Please also tell us more regarding your internal management structure and whether it is organized around geographical or service areas.

Note 16 - Pension Plan, page F-25

7. Please provide the disclosures required by paragraph 5 of SFAS 132(R), including a description of your investment policies and strategies, a description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumptions, benefits expected to be paid in the next five fiscal years and in the aggregate for the five years thereafter and your best estimate of contributions expected to be paid to the plan during the next fiscal year. Please refer to paragraph 5 subparts (d)(2)-(3) and (f)-(g) of
SFAS 132(R).

Note 17 - Application of Generally Accepted Accounting Principles in the United States of America (a), page F-27

8. Note 17(a) does not allocate goodwill to reportable segments. Please disclose US GAAP goodwill in total and for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit, please disclose the unallocated amount and the reasons that amount has not been allocated. See paragraph 45 of SFAS 142.


Note 17 - Application of Generally Accepted Accounting Principles in the United States of America (c), page F-28

9. Please provide us with additional information to help us understand the causes of the errors in your reconciliation, when these errors arose, and the steps you have taken to ensure that such errors do not recur in the future.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant, at
(202)
551-3741, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Ben A. van der Klift
December 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE